Exhibit 99.1

GSX Techedu Inc. Announces Unaudited Financial Results

for the Second Quarter of 2019

Beijing, August 22, 2019 — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Highlights for the Second Quarter Ended June 30, 20191

•	Net revenues increased 413.4% year-over-year to RMB353.7 million from RMB68.9 million in the same period of 2018.
•	Gross billings[2] increased 462.4% year-over-year to RMB599.4 million from RMB106.6 million in the same period of 2018.
•	Gross profit margin[3] increased to 71.4% from 61.4% in the same period of 2018.
•	Non-GAAP gross profit margin increased to 72.6% from 61.5% in the same period of 2018.
•	Income from operations increased to RMB16.2 million from loss from operations of RMB0.5 million in the same period of 2018.
•	Non-GAAP income from operations increased to RMB31.1 million from RMB0.2 million in the same period of 2018.
•	Total enrollments increased 250.3% to 592,000 from 169,000 in the same period of 2018.

Highlights for the Six Months Ended June 30, 20191

•	Net revenues increased 437.9% year-over-year to RMB622.8 million from RMB115.8 million in the same period of 2018.
•	Gross billings[2] increased 436.8% year-over-year to RMB899.5 million from RMB167.6 million in the same period of 2018.
•	Gross profit margin[3] increased to 70.6% from 59.2% in the same period of 2018.
•	Non-GAAP gross profit margin increased to 71.4% from 59.2% in the same period of 2018.
•	Income from operations increased to RMB59.0 million from loss from operations of RMB4.7 million in the same period of 2018.
•	Non-GAAP income from operations increased to RMB77.6 million from non-GAAP loss from operations of RMB3.8 million in the same period of 2018.
•	Total enrollments increased 234.6% to 803,000 from 240,000 in the same period of 2018.

[1]	For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income exclude share-based compensation expenses.
[2]	Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.
[3]	Defined as gross profit as a percentage of net revenues.

Financial and Operating Data——Second Quarter and First Six Months of 2019

(In thousands of RMB, except for per student enrollments and percentages)

	Three Months Ended June 30,
	2018	2019	Pct. Change
Net revenues	68,886	353,679	413.4%
Gross billings	106,568	599,373	462.4%
Gross profit margin	61.4%	71.4%	16.3%
Non-GAAP gross profit margin	61.5%	72.6%	18.0%
(Loss) income from operations	(539)	16,226	N	M
Non-GAAP income from operations	170	31,087	18,186.5%
Total enrollments	169,000	592,000	250.3%

	Six Months Ended June 30,
	2018	2019	Pct. Change
Net revenues	115,797	622,834	437.9%
Gross billings	167,567	899,468	436.8%
Gross profit margin	59.2%	70.6%	19.3%
Non-GAAP gross profit margin	59.2%	71.4%	20.6%
(Loss) income from operations	(4,699)	58,953	N	M
Non-GAAP (loss) income from operations	(3,777)	77,636	N	M
Total enrollments	240,000	803,000	234.6%

Larry Xiangdong Chen, GSX’s founder, chairman of board of directors and chief executive officer, commented, “We continue to focus on online-live-large-class tutoring, which we believe most effectively leverages our extremely high teaching quality since we focus on hiring only the very best teachers in China. This, combined with our cutting edge technology, effectively ensures the best learning results for students. Our continued emphasis on improving our organizational capabilities, collaborative execution and employee training and development is giving us a growing number of competitive advantages and has been contributing to higher conversion and retention rate. We have created an entirely new model in terms of how to provide individualized service and unique value to both students and their parents. This solid foundation should help us generate sustainable value and profitable growth over the long-term.”

Shannon Shen, chief financial officer of GSX, commented, “We entered 2019 with robust growth in the first quarter, and I am pleased to report that the strong momentum across all of our key operating metrics helped drive the strong financial performance during the second quarter. Our gross billings in the second quarter increased 462.4% year-over-year to RMB599.4 million, and our net revenue increased 413.4% year-over-year to RMB353.7 million, demonstrating that we have been effectively executing our strategy, and that our unique education model is resonating with parents and supporting their kids in China’s highly competitive education environment.”

Financial Results for the Second Quarter of 2019

Net Revenues

Net revenues reached RMB353.7 million, a 413.4% increase from RMB68.9 million in the second quarter of 2018. The increase was mainly driven by the higher level of tuition fees we charged our K-12 students and the growth in paid course enrollments in our K-12 courses.

Cost of revenues

Cost of revenues rose 280.8% to RMB101.2 million from RMB26.6 million in the second quarter of 2018. The increase was mainly due to an increase in compensation for instructors and tutors.

Gross Profit

Gross profit increased 496.7% to RMB252.5 million from RMB42.3 million in the second quarter of 2018. Gross profit margin increased to 71.4% from 61.4% in the same period of 2018, primarily as a result of economies of scale.

Non-GAAP gross profit increased 506.5% to RMB256.9 million from RMB42.4 million in the same period of 2018. Non-GAAP gross profit margin increased to 72.6% from 61.5% in the same period of 2018.

Operating Expenses

Operating expenses were RMB236.3 million, a 451.3% increase from RMB42.9 million in the second quarter of 2018.

Selling expenses increased to RMB169.0 million from RMB18.4 million in the second quarter of 2018. The increase was primarily a result of higher marketing expenses to expand the customer base and enhance the brand, as well as an increase in compensation to sales and marketing staff.

Research and development expenses increased 164.2% to RMB41.1 million from RMB15.6 million in the second quarter of 2018. The increase was primarily due to a rise in the number of courses professionals, educational content professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased 194.3% to RMB26.1 million from RMB8.9 million in the second quarter of 2018. The rise in general and administrative expenses was mainly due to an increase of the number of general and administrative personnel and an increase in compensation paid to general and administrative staff.

(Loss) Income from Operations

Income from operations increased to RMB16.2 million from a loss from operations of RMB0.5 million in the second quarter of 2018.

Non-GAAP income from operations increased to RMB31.1 million from RMB0.2 million in the second quarter of 2018.

Net (Loss) Income

Net income increased to RMB16.4 million from a net loss of RMB0.4 million in the second quarter of 2018.

Non-GAAP net income increased to RMB31.2 million from RMB0.3 million in the second quarter of 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS was RMB0.04 and RMB0.04, respectively, in the second quarter of fiscal year 2019.

Cash and Cash Equivalents, and Short-Term Investments

As of June 30, 2019, the Company had RMB60.1 million of cash and cash equivalents and RMB1,686.5 million of short-term investments, compared with RMB33.3 million of cash and cash equivalents and RMB198.0 million of short-term investments as of December 31, 2018.

Deferred Revenue

As of June 30, 2019, the Company's deferred revenue balance was RMB503.7 million, an increase of 85.1% from RMB272.0 million as of December 31, 2018. Deferred revenue primarily consisted of tuition collected in advance of the summer and fall semesters.

Financial Results for the First Six Months of 2019

Net Revenues

Net revenues reached RMB622.8 million, a 437.9% increase from RMB115.8 million in the first six months of 2018. The increase was mainly driven by the higher level of tuition fees we charged our K-12 students and the growth in paid course enrollments in our K-12 courses.

Cost of revenues

Cost of revenues rose 287.7% to RMB183.2 million from RMB47.3 million in the first six months of 2018. The increase was mainly due to an increase in compensation for instructors and tutors.

Gross Profit

Gross profit increased 541.4% to RMB439.6 million from RMB68.5 million in the first six months of 2018. Gross profit margin increased to 70.6% from 59.2% in the same period of 2018, primarily as a result of economies of scale.

Non-GAAP gross profit increased by 547.9% to RMB444.5 million from RMB68.6 million in the same period of 2018. Non-GAAP gross profit margin increased to 71.4% from 59.2% in the same period of 2018.

Operating Expenses

Operating expenses were RMB380.6 million, an increase of 419.7% from RMB73.2 million in the first six months of 2018.

Selling expenses increased to RMB268.6 million from RMB32.3 million in the first six months of 2018. The increase in selling expenses was primarily a result of more marketing expenses to expand the customer base and for brand enhancement, as well as an increase in compensation for sales and marketing staff.

Research and development expenses increased 160.3% to RMB71.6 million from RMB27.5 million in the first six months of 2018. The increase was primarily due to a rise in the number of courses professionals, educational content professionals and technology development personnel, as well as an increase in compensation paid to such staff.

General and administrative expenses increased 201.4% to RMB40.5 million from RMB13.4 million in the first six months of 2018. The rise in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel and an increase in compensation paid to general and administrative staff.

(Loss) Income from Operations

Income from operations increased to RMB59.0 million from a loss from operations of RMB4.7 million in the first six months of 2018.

Non-GAAP income from operations increased to RMB77.6 million from non-GAAP loss from operations of RMB3.8 million in the first six months of 2018.

Net (Loss) Income

Net income increased to RMB50.3 million from a net loss of RMB4.0 million in the first six months of 2018.

Non-GAAP net income increased to RMB68.9 million from non-GAAP net loss of RMB3.1 million in the first six months of 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB0.18 and RMB0.17 respectively, in the first six months of 2019.

Share count

As of June 30, 2019, the Company had 156,650,000 ordinary shares outstanding.

Recent Developments

Initial Public Offering (“IPO”)

On June 6, 2019, the Company completed an IPO on the New York Stock Exchange. Including the partial exercise of a greenshoe, the Company sold a total of 20,532,000 ADSs, representing 13,688,000 Class A ordinary shares, raising USD215.6 million. The Company received a total of net proceeds of USD200.5 million.

Business Outlook

Based on the Company's current estimates, total net revenues for the third quarter of 2019 are expected to be between RMB486 million and RMB506 million, representing an increase of 390.9% to 411.1% on a year-over-year basis. These estimates reflect the Company's current expectations, which are subject to change.

Conference Call

The company will hold an earnings conference call on Thursday, August 22, 2019, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-902-4272

US: 1-888-346-8982

Hong Kong: 800-905945

Mainland China: 4001-201203

Passcode: GSX

A telephone replay will be available two hours after the conclusion of the conference call through August 29, 2019. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10134202

Additionally, a live and archived webcast of this conference call will be available at http://gsx.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2019 and GSX’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX Techedu Inc. is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades as well as foreign language, professional and interest courses. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP (loss) income from operations and non-GAAP net (loss) income, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over a period typically ranging from 1 to 6 months. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The related revenue for playback is recognized proportionally over the playback period. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP (loss) income from operations and non-GAAP net (loss) income exclude share-based compensation expenses, and such adjustment has no impacts on income tax. GSX believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. GSX believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to GSX’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB 6.8650 to USD1.00, the effective noon buying rate for June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 28, 2019, or at any other rate.

For further information, please contact:

GSX Techedu Inc.

E-mail: ir@baijiahulian.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	33,259	60,100	8,755
Short-term investments	197,991	1,686,491	245,665
Prepaid expenses and other current assets	48,841	148,372	21,613
Amounts due from related parties	710	-	-
Total current assets	280,801	1,894,963	276,033

Non-current assets
Operating lease right-of-use assets	-	216,012	31,466
Property, equipment and software, net	16,779	31,769	4,628
Intangible assets	237	150	22
Long-term investments	5,221	5,385	784
Goodwill	331	331	48
Deferred tax assets	31,266	22,362	3,257
Rental deposit	3,508	9,395	1,369
Other non-current assets	60	265	39
Total ASSETS	338,203	2,180,632	317,646

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB51,445 and RMB96,947 as of December 31, 2018 and June 30, 2019, respectively)	57,244	109,177	15,904
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	263,330	494,108	71,975
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	-	57,281	8,344
Income tax payable of the consolidated VIE without recourse to the Group	-	5,327	776
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB960 and RMB460 as of December 31, 2018 and June 30, 2019, respectively)	35,338	460	67
Total Current liabilities	355,912	666,353	97,066

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2018	2019	2019
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	8,711	9,547	1,391
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	-	154,265	22,471
Deferred tax liabilities of the consolidated VIE without recourse to the Group	59	38	6
TOTAL LIABILITIES	364,682	830,203	120,934

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	466,060	-	-

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares	60	104	15
Additional paid-in capital	-	1,807,436	263,283
Accumulated other comprehensive income/(loss)	1,166	(7,846)	(1,143)
Accumulated deficit	(493,765)	(449,265)	(65,443)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(492,539)	1,350,429	196,712

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	338,203	2,180,632	317,646

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Net Revenues	68,886	353,679	51,519
Cost of revenues	(26,571)	(101,189)	(14,740)
Gross profit	42,315	252,490	36,779
Operating expenses
Selling expenses	(18,424)	(169,048)	(24,625)
Research and development expenses	(15,566)	(41,128)	(5,991)
General and administrative expenses	(8,864)	(26,088)	(3,800)
Total operating expenses	(42,854)	(236,264)	(34,416)
(Loss) income from operations	(539)	16,226	2,363
Interest income	146	3,990	581
Other (expense) income	(120)	91	13
(Loss) income before provision for income tax and income from equity method investments	(513)	20,307	2,957
Income tax benefits (expenses)	63	(4,539)	(661)
Income from equity method investments	45	606	88
Net (loss) income	(405)	16,374	2,384
Less: Series A convertible redeemable preferred shares redemption value accretion	9,733	7,039	1,025
Less: Undistributed earnings allocated to the participating preferred shares	-	1,682	245
Net (loss) income attributable to GSX Techedu Inc.'s ordinary shareholders	(10,138)	7,653	1,114
Net (loss) income per ordinary share
Basic	(0.11)	0.06	0.01
Diluted	(0.11)	0.06	0.01
Net (loss) income per ADS
Basic	(0.07)	0.04	0.01
Diluted	(0.07)	0.04	0.01
Weighted average shares used in net (loss) income per share
Basic	92,224,998	120,701,922	120,701,922
Diluted	92,224,998	129,617,224	129,617,224

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Net revenue	68,886	353,679	51,519
Add: VAT and surcharges	4,542	23,121	3,368
Add: ending deferred revenue	91,951	503,655	73,366
Add: ending refund liability	3,771	20,136	2,933
Less: beginning deferred revenue	60,079	291,355	42,441
Less: beginning refund liability	2,503	9,863	1,437
Gross billings (non-GAAP)	106,568	599,373	87,308

	For the three months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Gross profit	42,315	252,490	36,779
Share-based compensation expense in cost of revenues	47	4,437	646
Non-GAAP gross profit	42,362	256,927	37,425

(Loss) income from operations	(539)	16,226	2,363
Share-based compensation expenses	709	14,861	2,165
Non-GAAP income from operations	170	31,087	4,528

Net (loss) income	(405)	16,374	2,384
Share-based compensation expenses	709	14,861	2,165
Non-GAAP net income	304	31,235	4,549

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Net Revenues	115,797	622,834	90,726
Cost of revenues	(47,259)	(183,234)	(26,691)
Gross profit	68,538	439,600	64,035
Operating expenses
Selling expenses	(32,306)	(268,567)	(39,121)
Research and development expenses	(27,490)	(71,570)	(10,425)
General and administrative expenses	(13,441)	(40,510)	(5,901)
Total operating expenses	(73,237)	(380,647)	(55,447)
(Loss) income from operations	(4,699)	58,953	8,588
Interest income	234	5,106	744
Other (expense) income	(50)	624	91
(Loss) income before provision for income tax and (loss) income from equity method investments	(4,515)	64,683	9,423
Income tax benefits (expenses)	552	(14,557)	(2,120)
(Loss) income from equity method investments	(45)	139	20
Net (loss) income	(4,008)	50,265	7,323
Less: Series A convertible redeemable preferred shares redemption value accretion	19,466	16,772	2,443
Less: Undistributed earnings allocated to the participating preferred shares	-	4,212	614
Net (loss) income attributable to GSX Techedu Inc.'s ordinary shareholders	(23,474)	29,281	4,266
Net (loss) income per ordinary share
Basic	(0.25)	0.27	0.04
Diluted	(0.25)	0.25	0.04
Net (loss) income per ADS
Basic	(0.17)	0.18	0.03
Diluted	(0.17)	0.17	0.03
Weighted average shares used in net (loss) income per share
Basic	92,224,998	106,542,125	106,542,125
Diluted	92,224,998	115,457,427	115,457,427

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Net revenue	115,797	622,834	90,726
Add: VAT and surcharges	7,636	36,051	5,251
Add: ending deferred revenue	91,951	503,655	73,366
Add: ending refund liability	3,771	20,136	2,933
Less: beginning deferred revenue	46,307	272,041	39,627
Less: beginning refund liability	2,475	11,167	1,627
Less: deferred revenue from the acquisition of Shanghai Jinyou Education Technology Co., Ltd.	2,806	-	-
Gross billings (non-GAAP)	167,567	899,468	131,022

	For the six months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Gross profit	68,538	439,600	64,035
Share-based compensation expense in cost of revenues	59	4,860	708
Non-GAAP gross profit	68,597	444,460	64,743

(Loss) income from operations	(4,699)	58,953	8,588
Share-based compensation expenses	922	18,683	2,721
Non-GAAP (loss) income from operations	(3,777)	77,636	11,309

Net (loss) income	(4,008)	50,265	7,323
Share-based compensation expenses	922	18,683	2,721
Non-GAAP net (loss) income	(3,086)	68,948	10,044